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                           [AETERNA LABORATORIES LOGO]

                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE

                  INITIAL INVESTMENT OF $57 MILLION IN AETERNA
             BY SGF SANTE, SOLIDARITY FUND QFL AND ACQUA WELLINGTON

QUEBEC CITY, QUEBEC, APRIL 9, 2002 -- AEterna Laboratories Inc. (TSE: AEL,
NASDAQ: AELA) today announced the conclusion of private placements to SGF Sante, Solidarity Fund QFL, and Acqua Wellington Private Placement Fund, Ltd. for an initial amount of $57 million. From this amount, approximately $35 million will be used for the acquisition of innovative technologies or companies in cancer, $20 million for further development of Neovastat, which has reached the final stage of clinical studies in kidney and lung cancer, and $2 million for general corporate purposes.

SGF SANTE AND SOLIDARITY FUND QFL - INVESTMENT

The first private placement to SGF Sante and Solidarity Fund QFL consists of AEterna issuing 7.3 million subordinate voting shares, at a price of $7.50 per share, as well as 7.3 million warrants. Half of these warrants are exercisable at $13 per share, representing a premium of 73%, and will mature on March 31, 2003. The other half of these warrants are exercisable at an initial price of $20 per share, representing a premium of 167%, and will mature initially on December 31, 2003, subject to certain conditions.

ACQUA WELLINGTON PRIVATE PLACEMENT FUND, LTD. - INVESTMENT

The second private placement to Acqua Wellington Private Placement Fund, Ltd. consists of AEterna issuing 266,667 subordinate voting shares, at a price of $7.50 per share, as well as 133,333 warrants exercisable at $13 per share, representing a premium of 73% and maturing on March 31, 2003.

In the event that AEterna's shares are traded at more than $20 on the stock market for twenty consecutive days, SGF Sante, Solidarity Fund QFL, and Acqua Wellington Private Placement Fund, Ltd. will have ten days to exercise all warrants.

These investments, combined with the full exercise of warrants, could represent a total investment of approximately $180 million in AEterna over the next
20 months.

"With these investments of $57 million, we now have close to $100 million in cash, placing us in a strong position to pursue our strategy related to acquiring innovative technologies in oncology, and to accelerate Neovastat's development," stated Dr. Eric Dupont, AEterna's Chairman and Chief Executive Officer. "We are indeed privileged to be able to count on such select partners to accompany us in the realization of our growth strategy."

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"Considering SGF Sante's mission, we believe that this is an opportune time to invest in AEterna," said Dr. Francis Bellido, President and Chief Operating Officer of SGF Sante. "We are confident that, with Neovastat, AEterna has the necessary assets to become a key player in the fight against cancer, a major medical issue."

Dr. Dupont also announced that Dr. Bellido will henceforth sit as a member of AEterna's Board of Directors.

"AEterna represents Canada's flagship biotech in cancer, and has attained the level of maturity that will enable it to realize acquisitions to ensure its long-term growth," said Dr. Jean-Denis Dubois, Investment Manager, Health and Biotechnology, of Solidarity Fund QFL. "We are, and have been a significant shareholder in AEterna for a number of years, and we wish to further contribute to its growth."

"We are proud to join forces with AEterna, and to participate actively in its global business opportunities," explained Isser Elishis, Acqua Wellington's Chief Investment Officer.

ABOUT SGF SANTE

SGF Sante is a subsidiary of Societe generale de financement du Quebec (SGF). SGF's mission is to implement economic development projects within normal profitability conditions, in cooperation with partners. Since its restructuring in 1998, SGF has generated investments of nearly $4.4 billion, and has created over 19,400 direct and indirect jobs in projects which reached their operational phase, in addition to creating thousands of jobs during the construction phase. As of September 30, 2001, SGF's consolidated assets exceeded $2.9 billion. SGF has 57 international partners operating different corporations in the Province of Quebec (www.sgfqc.com).

Following this investment, SGF Sante holds 4 million subordinate voting shares of the Company, representing approximately 11.24% of the currently outstanding subordinate voting shares, or 20.20% assuming only the exercise of the warrants held by SGF.

ABOUT SOLIDARITY FUND QFL

With net assets of over $4 billion, Solidarity Fund QFL is an investment fund that draws on the savings of Quebecers, more specifically through its RRSPs, in order to contribute to job creation and maintenance in companies, and to participate in Quebec's economic development. The Fund now boasts some 500,000 shareholders and has participated, alone or with other financial partners, in the creation, maintenance and support of over 93,000 jobs (www.fondsftq.com).

Following this investment, Solidarity Fund QFL holds 4,996,525 subordinate voting shares of the Company, representing approximately 14.04% of the currently outstanding subordinate voting shares, or 21.40% assuming only the exercise of the warrants held by Solidarity Fund QFL.

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ABOUT ACQUA WELLINGTON

Acqua Wellington manages a range of funds targeting investment opportunities in publicly-traded companies, with low and medium capitalization, on the national and international scene, especially in the fields of technology and health sciences. Since its inception in January 2000, Acqua Wellington has invested more than US$1 billion in healthcare in the United States.

ABOUT AETERNA

AEterna Laboratories Inc. is a Canadian biopharmaceutical company, and a frontrunner in the development of angiogenesis inhibitors, primarily in oncology.

Neovastat is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer, and one Phase II trial for treatment of multiple myeloma, a form of blood cancer. These clinical trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and several European countries.

AEterna also owns 64% of its subsidiary, Atrium Biotechnologies Inc., a leading company specializing in the development, marketing and distribution of innovative ingredients in the fields of cosmetics, nutrition, fine chemicals and pharmaceuticals.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

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INFORMATION:

CANADA
MEDIA RELATIONS:                           INVESTOR RELATIONS
Paul Burroughs                             Jacques Raymond
Tel.: (418) 652-8525 ext. 406              Tel.: (418) 652-8525 ext. 360
Fax: (418) 577-7700                        Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com         E-mail: jacques.raymond@aeterna.com

USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com